Exhibit #99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “Company”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

September 7, 2012

Item 3	News Release

News release attached as Schedule “A” was disseminated on September 7, 2012 via Canada NewsWire.

Item 4	Summary of Material Change

On September 7, 2012, the Company announced the appointment of Jay Miller as President and COO effective September 10, 2012.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated September 7, 2012.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:

Item 9	Date of Report

September 7, 2012

SCHEDULE A FOR IMMEDIATE RELEASE

JAY D. MILLER JOINS IMRIS AS PRESIDENT & COO

Winnipeg, Manitoba, September 7, 2012 -- IMRIS Inc. (NASDAQ: IMRS; TSX:IM) ("IMRIS" or the “Company”) today announces the appointment of Jay Miller as President and COO, reporting directly to David Graves, Chairman & CEO, effective Monday, September 10, 2012.

In this capacity, Mr. Miller will be responsible for the daily operation of IMRIS’s business globally, including Sales, Marketing, R&D, Operations, Customer Service, Regulatory Affairs, and Quality.

Mr. Miller has extensive technical and managerial experience in the medical device industry. Prior to joining IMRIS he was the President & CEO of Zonare Medical Systems; President & CEO, of Vital Images Inc., and held senior roles in both GE Healthcare and Siemens Healthcare.

Jay has a BA in Chemistry from Dartmouth College, a Masters in Biomedical Engineering from the University of Virginia, and an MBA from the Kellogg School of Management, Northwestern University.

“We continue to expand both the breadth and the depth of management skill in our organization”, commented David Graves, CEO and Chairman of the board of directors. “Jay brings a wealth of talent and skill to IMRIS and I look forward to working closely with him as we continue to build a leadership position in the industry.”

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com